BAYTEX CONFERENCE CALL AND WEBCAST ON FIRST QUARTER 2022
RESULTS TO BE HELD ON APRIL 29, 2022

CALGARY, ALBERTA (April 21, 2022) – Baytex Energy Corp. (TSX: BTE) will release its 2022 first quarter financial and operating results after the close of markets on Thursday April 28, 2022. A conference call and webcast will be held on Friday April 29, 2022 to discuss the results:

Date: Friday April 29, 2022

Time: 9:00 a.m. MDT (11:00 a.m. EDT)

Dial-in: 1-416-915-3239 (Toronto Local and International)
            1-800-319-4610 (North America Toll-Free)

Webcast: http://services.choruscall.ca/links/baytex20220429.html

An archived recording of the conference call will be available shortly after the event by accessing the webcast link above. The conference call will also be archived on the Baytex website at www.baytexenergy.com.

Baytex Energy Corp. is an energy company based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex’s common shares trade on the Toronto Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com